RICHARDSON

& ASSOCIATES

ATTORNEYS AT LAW

October 5, 2017

Mail Stop 3720

United States

Securities and Exchange Commission

Washington D.C. 20549

Attention:	Larry Spirgel, Assistant Director
AD Office 11 - Telecommunications
Courtney Lindsay, Staff Attorney
Kathleen Krebs, Special Counsel

Re:	Wytec International, Inc.
Pre-Effective Amendment Number Four to the Registration Statement on Form S-1
Originally Filed January 10, 2017
File No. 333-215496

Dear Commission:

Enclosed for filing on behalf of Wytec International, Inc., a Nevada corporation (the “Company”), is Pre-Effective Amendment Number Four to the Registration Statement on Form S-1, marked to indicate changes from the original filing.

As we discussed by telephone on October 4, 2017, the only changes in this Registration Statement are that we have specified the date and time for the Record Date and the Distribution Date.

Sincerely,

/s/ Mark J. Richardson

Mark J. Richardson, Esq.

For

Richardson & Associates

Cc:	William H. Gray, Chief Executive Officer
Tina Bagley, Director

1453 Third Street Promenade, suite 315, Santa monica, california 90401

TELEPHONE (310) 393-9992 FACSIMILE (310) 393-2004